October 24, 2005

VIA EDGAR & FACSIMILE (202) 772-9206

Mr. Thomas Kluck
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549

RE:	Platinum Energy Resources, Inc. (the “Company”) Registration Statement on Form S-1 originally filed June 10, 2005 (File No. 333-125687) (the “Registration Statement”)

Dear Mr. Kluck:

Please be advised that Cantor Fitzgerald & Co. (“Cantor”) has contacted all persons who have received preliminary prospectuses from Cantor and who indicated and maintain an interest to buy securities in the above-referenced offering with respect to the reduction of the offering size as reflected in Amendment No. 5 to the Registration Statement.

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ Scott Hartzell
Scott Hartzell Managing Director, Head of Syndicate